Exhbit 99.1

TD Bank Group Announces Redemption of 4.644% Fixed Rate/Floating Rate Subordinated Notes issued by TD Bank, N.A.

TORONTO, August, 15, 2017 The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that its indirect subsidiary, TD Bank, N.A., intends to exercise its right to redeem on September 20, 2017 (the "Redemption Date"), all of its outstanding CDN$270 million 4.644% Fixed Rate/Floating Rate Subordinated Notes due September 20, 2022 (the "Notes"), at a redemption price of 100 per cent of the principal amount, together with any accrued and unpaid interest thereon up to the Redemption Date. Notice will be delivered to the Note holders in accordance with the Note conditions. Interest on the Notes will cease to accrue on and after the Redemption Date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had CDN$1.3 trillion in assets on April 30, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Gillian Manning, Head of Investor Relations, 416-308-6014; Alison Ford, Manager, Media Relations, 416-982-5401